Exhibit 99.1

MHG - QUARTERLY DIVIDEND

The board of Marine Harvest ASA (OSE: MHG, NYSE:MHG) has resolved to distribute a quarterly dividend of NOK 1.10 per share in the form of a repayment of paid-in capital.

Marine Harvest's shares listed on the Oslo Stock Exchange (Oslo Børs) will be traded ex dividend from and including 31 October 2014 and the expected payment date is 6 November 2014

The American Depositary Shares (ADS) listed on the New York Stock Exchange will have a Record date on 3 November and the expected payment date is 13 November 2014

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)